

October 20, 2014

Via E-mail
David C. Treadwell
General Counsel
Seventy Seven Energy Inc.
777 N.W. 63rd Street
Oklahoma City, OK 73116

> **Re:** **Seventy Seven Energy Inc.**
> **Registration Statement on Form S-4**
> **Filed September 30, 2014**
> **File No. 333-199035**

Dear Mr. Treadwell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed September 30, 2014

General

1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.   We note that the opinion filed as Exhibit 5.1 does not cover the laws of Oklahoma, and as a result does not consider the law of the jurisdiction under which the registrant is incorporated. We also note counsel's assumptions regarding the registrant in clause (iii) in the fourth paragraph of the opinion. To the extent that counsel is relying on the opinion of Oklahoma counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the laws of Oklahoma, please obtain and file a revised opinion that discloses such information, and identifies local counsel. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings). We also note that the opinion filed as Exhibit 5.1 assumes that the Outstanding Notes and the Exchange Offer will have been duly authorized by all necessary corporate action of the registrant, but the opinion filed as Exhibit 5.2 does not address such matters.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

David C. Treadwell
Seventy Seven Energy Inc.
October 20, 2014
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Hillary H. Holmes